UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14f-1

Under the Securities Exchange Act of 1934

Sydys Corporation
(Exact name of registrant as specified in its corporate charter)

Commission File No. 000-51727

Nevada	98-0418961
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2741 East Hastings Street, Suite 209, Vancouver, BC Canada	V5K 1Z8
(Address of principal executive offices)	(Zip Code)
(604) 251-1206 Registrant’s telephone number

April 19, 2006

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on April 19, 2006 of shares of $.001 par common stock (“Common Stock”) of Sydys Corporation, a Nevada corporation (“Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (“SEC”) Rule 14f-1. As of such date, and immediately prior to the closing of the Transactions (as that term is defined below), the Company had 3,500,000 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED
IN RESPONSE TO THIS INFORMATION STATEMENT.
PROXIES ARE NOT BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

Share Purchase Transactions. On April 19, 2006, Christopher Schilling, our chief executive officer, president and a director, agreed to enter into a share purchase transaction (the “Schilling Share Purchase Transaction”) with Ken Koock (“Koock”), whereby Koock agreed to purchase Mr. Schilling’s 700,000 shares of common stock for an aggregate consideration of approximately $156,800, or $0.22 per share. The agreed upon closing date for the Schilling Share Purchase Transaction is anticipated to be the day the change of directors is effected, i.e., 10 days following the mailing of this Information Statement to our shareholders.

On April 19, 2006, Jason Baybutt, our chief financial officer, secretary, treasurer and one of our directors, agreed to enter into a share purchase transaction (the “Baybutt Share Purchase Transaction”) with Koock, whereby Koock agreed to purchase Mr. Baybutt’s 300,000 shares of common stock for an aggregate consideration of $100,000, or $0.33 per share. The agreed upon closing date for the Baybutt Share Purchase Transaction is anticipated to be the day the change of directors is effected, i.e., 10 days following the mailing of this Information Statement to our shareholders.

We anticipate the mailing date to be April 20, 2006, which will make the effective date April 30, 2006 or, if mailed later, the effective date will be 10 days following the actual mailing date.

Change in the Majority of the Board of Directors. Effective with the closing of the Schilling Share Purchase Transaction, Mr. Schilling intends to resign his positions as our chief executive officer, president and as a director. Effective with the closing of the Baybutt Share Purchase Transaction, Mr. Baybutt intends to resign his position as our chief financial officer, secretary, treasurer, and as one of our directors.

New directors will be appointed upon the resignations of Messrs. Schilling and Baybutt, which shall result in a change in the majority of our board of directors. Such new directors will consist of directors to be nominated by Messrs. Schilling and Baybutt. These new directors are proposed to be Messrs. Scott Cook and Koock. To give effect to this agreement, our current board of directors, consisting of Mr. Christopher Schilling and Mr. Jayson Baybutt will resign 10 days after the mailing of this Schedule 14f-1 Information Statement to our stockholders.

Our Voting Securities. As of April 19, 2006, we had 3,500,000 shares of common stock issued and outstanding, our only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Change of Control. Mr. Schilling has agreed to transfer 700,000 shares of common stock to Koock on the closing. Mr. Baybutt has agreed to transfer 300,000 shares of common stock to Koock on the closing. Mr. O’Brien, one of our former directors, has also agreed to transfer 300,000 shares of common stock to Koock on the closing. Koock will own an aggregate of 1,300,000 shares of common stock subsequent to completion of the three purchase transactions. As a consequence thereof, we will experience a change in control and Koock will have voting control of us.

Information Regarding the Company. Please read this Information Statement carefully. It describes the general terms of the Schilling Share Purchase Transaction and the Baybutt Share Purchase Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by such agreements. Additional information about the transactions contemplated by the Schilling Share Purchase Transaction and the Baybutt Share Purchase Transaction, and our business will be contained in our Current Report on Form 8-K, expected to be filed with the Securities and Exchange Commission upon the closing of these transactions. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

EXECUTIVE COMPENSATION

Summary Compensation Table. The table set forth below summarizes the annual and long-term compensation for services in all capacities to us payable to our chief executive officer and our other executive officers during the year ending September 30, 2004 and 2005.

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts	All Other Compensation
					Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)
Christopher Schilling, chief executive officer, president	2005	None	None	None	None	None	None	None
	2004	None	None	None	None	None	None	None
Jason Baybutt, secretary chief financial officer, treasurer	2005	None	None	None	None	None	None	None
	2004	None	None	None	None	None	None	None

Compensation of Directors. Our current directors receive no extra compensation for their service on our board of directors.

Compensation of Officers. As of April 19, 2006, our officers have received no compensation for their services provided to us. We are not a party to any employment agreements.

Stock Option Grants. No stock options were granted to any of our directors and officers during our most recent fiscal year ended September 30, 2005.

Exercises of Stock Options and Year-End Option Values. No share purchase options exist and none were exercised by our officers, directors, and employees during the fiscal year ended September 30, 2005.

Outstanding Stock Options. We have not granted any stock options and do not have any outstanding stock options. Accordingly, our officers and directors do not hold any options to purchase shares of our common stock.

PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information concerning the number of shares of common stock beneficially owned as of April 19, 2006 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

PRE-CLOSING OF TRANSACTIONS DESCRIBED HEREIN

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Christopher Schilling, 2741 East Hastings Street, Suite 209 Vancouver, B.C., Canada, V5K 1Z8	700,000 shares chief executive officer, president, director	20.0%
Common Stock	Jayson Baybutt 2741 East Hastings Street, Suite 209 Vancouver, B.C., Canada, V5K 1Z8	300,000 shares chief financial officer, secretary, treasurer, director	8.6%
Common Stock	Byron O’Brien 2741 East Hastings Street, Suite 209 Vancouver, B.C., Canada V5K 1Z8	300,000 shares former director	8.6%
Common Stock	Brandy Baybutt & Wesley Stolth 2794 Sooke River Road Sooke, B.C., Canada, V0S 1N0	180,000 shares	5.1%
Common Stock	All directors and named executive officers as a group	1,000,000 shares	28.6

POST-CLOSING OF TRANSACTIONS DESCRIBED HEREIN

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Kenneth J. Koock 7 Orchard Lane Lebanon, NJ 08833	1,300,000 shares chief executive officer, president, chief financial officer, secretary, treasurer	37.1%
Common Stock	Scotty D. Cook 270 N. Denton Tap Road, #100 Coppell, TX 75019	no shares, director	0.0%
Common Stock	All directors and named executive officers as a group	1,300,000 shares	37.1%

Beneficial ownership is determined in accordance with the rules of the SEC generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of the Registrant’s common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Registrant’s common stock indicated as beneficially owned by them.

DIRECTORS AND EXECUTIVE OFFICERS

We anticipate that on or about April 30, 2006, or 10 days following the actual mailing of this Information Statement to shareholders of record as of April 19, 2006, Messrs. Schilling and Baybutt will each tender a letter of resignation to the Board to resign as our officers and directors. As a last act, Messrs. Schilling and Baybutt will appoint Messrs. Cook and Koock as our directors.

The following tables set forth information regarding our current executive officers and directors and our proposed executive officers and directors:

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

Name	Age	Position
Christopher Schilling	39	President, Chief Executive Officer, Director
Jason Baybutt	34	Chief Financial Officer, Secretary, Treasurer, Director

Christopher Schilling. Since September 15, 2004, Mr. Christopher Schilling has been our president, principal executive officer and a member of our board of directors. From September 2004 to present, Mr. Schilling has been self employed. From May 2003 to September 2004, Mr. Schilling was president and chief executive officer of Adlogix Media Group Inc., Vancouver, British Columbia. Adlogix is engaged in the business of online advertising. From March 2003 to April 2003, Mr. Schilling was engaged in the development of a business and technology plan which helped launch Adlogix Media Group. From July 2002 to February 2003, Mr. Schilling was employed as a manager for Technology and Infrastructure, an independent contractor, engaged by Canaccord Capital, a Canadian broker-dealer to produce a strategic technology plan and tactical plan for operations. From August 2001 to June 2002, Mr. Schilling was employed as an independent contractor and was engaged in various information technology projects with Methanex Corporation, Creation Technologies and IRIS Systems located in Vancouver, British Columbia. From September1998 to July 2001, Mr. Schilling was director of information systems for IZ Technology Corporation, Vancouver, British Columbia. IZ Technology is engaged in the business of manufacturing digital recording equipment for music professionals. Mr. Schilling was responsible for creating and managing a mid-sized IT department. Mr. Schilling is not an officer or director of any other reporting company.

Jason Baybutt. Since February 9, 2004, Mr. Jason H. Baybutt has been our secretary, treasurer, principal financial officer, principal accounting officer and a member of our board of directors. From February 9, 2004 to September 15, 2004, he served as president and chief executive officer. From May 2005 to President, Jason Baybutt has been employed as VP Finance and Operations for Napanee Design Ltd., West Vancouver, BC, Canada. Napanee Design is a high end interior design firm with clients in Canada and the United States. Mr. Baybutt is responsible for all aspects of the accounting and finance as well as all the operational aspects of the Company and is a member of the senior management committee. From September 2004 to May 2005, Jason Baybutt was self-employed From May 2003 to September 2004; Mr. Baybutt was vice president of finance for Adlogix Media Group Inc., Vancouver, British Columbia. Adlogix is engaged in the business of online advertising. Mr. Baybutt's duties included accounting, finance and budgeting. From April 2001 to May 2003, Mr. Baybutt was controller for Catalyst Media Inc., Vancouver, British Columbia. Catalyst Media is engaged in the business of direct mail marketing. His duties included accounting and finance. From April 2000 to April 2001, Mr. Baybutt was controller of I Am Adventurous Travel Corporation, Vancouver, British Columbia. I Am Adventurous Travel is engaged in the business of selling adventure travel products. Mr. Baybutt was responsible for accounting and finance. From February 1999 to April 2000, Mr. Baybutt was employed by Apex Communications, Inc., Surrey, British Columbia. Apex Communications is engaged in the business of retail sales of wireless and security products. Mr. Baybutt was responsible for the preparation and analysis of branch and consolidated financial statements. Mr. Baybutt is not an officer or director of any other reporting company.

There are no other family relationships between our officers or directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony. Nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

PROPOSED EXECUTIVE OFFICERS AND DIRECTORS AFTER THE RESIGNATION
OF THE CURRENT OFFICERS AND DIRECTORS

Name	Age	Position
Kenneth J. Koock	63	President, Chief Executive Officer, Secretary, Chief Financial Officer, Treasurer, Director
Scott D. Cook	43	Director

Kenneth J. Koock. Mr. Koock is anticipated to be appointed as our Chief Executive Officer, President, Secretary, Chief Financial Officer, Treasurer and one of our directors on April 30, 2006. Mr. Koock retired in 2003 from a investment banking and corporate finance career and has broad range experience in capitalizing Public and Private companies through various stages of fundraising. He has held various executive positions with various firms in the securities industry since 1967 and retiring from MH Meyerson in 2003 as its Vice Chairman and Director. He founded Kenneth J. Koock & Assoc. in an effort to continue assisting public and private companies meet their funding needs by obtaining the highest sustainable value and financial commitment. Before joining MH Meyerson, in 1977, Mr. Koock was employed at Weeden and Co., JS Strauss, and Hammershlag Borg.

From 2001 to the present, Mr. Koock has served as the Chairman of the Board of Angstrom Technologies, Inc, a publicly traded technology company specializing in security and detection systems. He has also served as a Co-Chairman of the Board of VSUS Technologies, Inc., a publicly traded technology company developing a real-time internet search technology, and a Co-Chairman of the Board of Roadhouse Foods, Inc., a publicly traded company in the specialty-ethnic branded food industry. Mr. Koock has also served as a consultant to Solucorp, Ltd., an environmental technology company, also publicly traded. He has been a member of the New York Bar Association from 1966 to the present, and the Security Traders Association of New York (STANY) from 1977 to 2003. Mr. Koock holds Series 7, 63 and 55 NASD licenses. He earned his Bachelor of Science from Duke University in 1963 and his Juris Doctor from St. Johns Law in 1966. Other than those disclosed above, Mr. Koock is not an officer or director of any other reporting company.

Scott D. Cook. Mr. Cook is anticipated to be appointed as one of our directors on April 30, 2006. In 1996, Mr. Cook founded Founders Equity Group, Inc. and currently serves as the CEO and Chairman of its board. Before launching Founders Equity, Mr. Cook was Director of First Southwest Corporation, a Dallas based investment banking firm where he established the private banking group which provided financial services and advice to high net worth individuals, entrepreneurs and their companies. Prior to this, Mr. Cook spent three years building the Private Client Group division for Bear Stearns & Company.

Mr. Cook has been in the investment banking business for 16 years working in various capacities: originating, negotiating and managing transactions totaling in excess of $3 billion. Mr. Cook serves as an advisory board member to various private and publicly traded companies. Mr. Cook’s particular area of focus has been privately negotiated equity placements for issuers, both public and private. Mr. Cook was an original shareholder in various companies that eventually went public or were purchased and assisted these companies in all aspects of capital structure development and growth. Mr. Cook has managed numerous funds including Founders Special Opportunities I, Founders Environmental Fund II, Founders Mezzanine III, Founders Partners IV, Founders Cash Management V, and Founders Partners VI. Mr. Cook graduated from Texas Tech University with a BBA in finance and economics in 1984. Mr. Cook is not an officer or director of any other reporting company.

There is no family relationship between any of our officers or directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony. Nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

BOARD COMMITTEES

We do not have a separately-designated audit committee of the board or any other board-designated committee. Audit committee functions are performed by our board of directors. None of our directors are deemed independent. All directors also hold positions as our officers. Our audit committee is responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditory and any outside advisors engagement by the audit committee. A copy of our audit committee charter is filed as an exhibit to our other reports filed with the Securities and Exchange Commission.

We have a disclosure committee and disclosure committee charter. Our disclosure committee is comprised of all of our officers and directors. The purpose of the committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about us and the accuracy, completeness and timeliness of our financial reports.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors regularly maintains communication throughout the year regarding our operations and status. During the fiscal year ended September 30, 2005, there were two meetings of the board of directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors and those persons who beneficially own more than 10% of the outstanding shares of our common stock to file reports of securities ownership and changes in such ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% beneficial owners are also required by rules promulgated by the Commission to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during the year ended September 30, 2005, our executive officers, directors, and greater than 10% stockholders complied with all applicable filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth herein, none of our directors or officers, nor any proposed nominee for election as one of our directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

Related party transactions. In March 2004, in consideration of $3,000, we issued 300,000 shares of restricted common stock to Jason Baybutt, our secretary, treasurer, chief financial officer and a member of the board of directors; in October 2004, in consideration of $7,000, we issued 700,000 shares of restricted common stock to Christopher Schilling, our president and chief executive officer and a member of the board of directors; and, in October 2004, in consideration of $3,000, we issued 300,000 restricted shares of common stock to Byron L. O'Brien, a member of the board of directors. Messrs Baybutt, Schilling and O'Brien are also considered promoters because they instrumental in our founding. The foregoing is the only thing of value received by them or to be received by them, directly or indirectly from us.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of our voting securities, or any affiliate of purchaser, or of any such director, officer, affiliate of ours, or security holder, is a party adverse to us or has a material interest adverse to us.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYDYS CORPORATION

By:	/s/ Christopher Schilling
Its:	Chief Executive Officer